SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                              (Amendment No. 6)*

                          Level 3 Communications, Inc.
            ________________________________________________________
                               (Name of Issuer)


                                 Common Stock
            _______________________________________________________
                         (Title of Class and Securities)

                                   52729N100
            _______________________________________________________

                     (CUSIP Number of Class of Securities)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

/X/	Rule 13d-1(b)
/ /	Rule 13d-1(c)
/ /	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.



The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the

Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                  (Continued on following page(s))




CUSIP No. 52729N100                                              13G
_____________________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     Southeastern Asset Management, Inc.      I.D. No. 62-0951781
_____________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
_____________________________________________________________________________
(3)  SEC USE ONLY
_____________________________________________________________________________
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Tennessee
_____________________________________________________________________________
                                   :(5) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :      83,397,827 shares
OWNED BY EACH REPORTING PERSON     __________________________________________
WITH                               :(6) SHARED OR NO VOTING POWER

                                         190,794,107 shares (Shared)
                                          13,100,616 shares (No Vote)
                                   __________________________________________
                                   :(7) SOLE DISPOSITIVE POWER
                                        (Discretionary Accounts)
                                   :      96,498,443 shares
                                   __________________________________________
                                   :(8)  SHARED DISPOSITIVE POWER

                                   :     190,794,107 shares (Shared)
                                                   0 shares (None)
_____________________________________________________________________________
(9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (Discretionary & Non-discretionary Accounts)
       287,292,550 shares.  See Item 4(a) for detail.
_____________________________________________________________________________
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
      CERTAIN SHARES -X- See Items 4(c)(ii) and 4(c)(iv).
_____________________________________________________________________________
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       22.4%  See item 4(b) for detail.
_____________________________________________________________________________
(12)  TYPE OF REPORTING PERSON
      IA
_____________________________________________________________________________





CUSIP No. 52729N100 						13G
_____________________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
 	Longleaf Partners Fund			I.D. No. 62-1376170
_____________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
_____________________________________________________________________________
(3)  SEC USE ONLY
_____________________________________________________________________________
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Massachusetts Business Trust
_____________________________________________________________________________
                                   :(5) SOLE VOTING POWER
                                   :
NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON     __________________________________________
WITH                               :(6) SHARED VOTING POWER

                                   :    142,718,105 shares
                                   __________________________________________
                                   :(7) SOLE DISPOSITIVE POWER

                                   :    None
                                   __________________________________________
                                   :(8)  SHARED DISPOSITIVE POWER

                                   :    142,718,105 shares

_____________________________________________________________________________
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       142,718,105 shares. This includes 81,029,000 shares of common stock plus 61,689,105 shares underlying convertible bonds required to be included under SEC Rule 13d-3.
_____________________________________________________________________________
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
      CERTAIN SHARES
_____________________________________________________________________________
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       11.5% (Percentage is based on 1,176,725,073 shares outstanding plus 61,689,105 shares deemed outstanding under SEC Rule 13d-3).
_____________________________________________________________________________
(12)  TYPE OF REPORTING PERSON
      IV
_____________________________________________________________________________




CUSIP No.  52729N100                                      13G
_____________________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     O. Mason Hawkins                         I.D. No. XXX-XX-XXXX
_____________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
_____________________________________________________________________________
(3)  SEC USE ONLY
_____________________________________________________________________________
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Citizen of United States
_____________________________________________________________________________
                                   :(5) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON     __________________________________________
WITH                               :(6) SHARED VOTING POWER

                                   :    None
                                   __________________________________________
                                   :(7) SOLE DISPOSITIVE POWER

                                   :    None
                                   __________________________________________
                                   :(8) SHARED DISPOSITIVE POWER

                                   :    None
_____________________________________________________________________________
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       None  (See Item 3)
_____________________________________________________________________________
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
      CERTAIN SHARES
_____________________________________________________________________________
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      0.0 %
_____________________________________________________________________________
(12)  TYPE OF REPORTING PERSON
      IN
_____________________________________________________________________________




Item 1.

     (a). Name of Issuer: Level 3 Communications, Inc.

     (b). Address of Issuer's Principal Executive Offices:

          1025 Eldorado Blvd.
          Broomfield, CO 80021


Item 2.

     (a) and (b). Names and Principal Business Addresses of Persons
         Filing:

      (1)         Southeastern Asset Management, Inc.
                  6410 Poplar Ave., Suite 900
                  Memphis, TN 38119

      (2)         Longleaf Partners Fund
                  c/o Southeastern Asset Management, Inc.
                  6410 Poplar Avenue, Suite 900
                  Memphis, TN, 38119

      (3)         Mr. O. Mason Hawkins
                  Chairman of the Board and C.E.O.
                  Southeastern Asset Management, Inc.
                  6410 Poplar Ave., Suite 900
                  Memphis, TN 38119


     (c). Citizenship:

          Southeastern Asset Management, Inc. - A Tennessee corporation

          Longleaf Partners Fund is a series of Longleaf Partners Funds Trust, a Massachusetts business trust.

          Mr. O. Mason Hawkins - U.S. Citizen

     (d). Title of Class of Securities:  Common Stock (the
          "Securities").

     (e). Cusip Number:  52729N100


Item 3. If this statement is filed pursuant to Rules 13d-1 (b) or 13d-2 (b), check whether the person filing is a:

(d.) Investment Company registered under Sec. 8 of the Investment Company Act - Longleaf Partners Fund, a series of Longleaf Partners Funds Trust.

(e.)  Investment Adviser registered under Section 203 of the
      Investment Advisers Act of 1940. This statement is being filed by Southeastern Asset Management, Inc. as a registered investment adviser. All of the securities covered by this report are owned legally by Southeastern's investment advisory clients and none are owned directly or indirectly by Southeastern. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Southeastern Asset Management, Inc. is the beneficial owner of any of the securities covered by this statement.

(g.) Parent Holding Company. This statement is also being filed by Mr. O. Mason Hawkins, Chairman of the Board and C.E.O. of Southeastern Asset Management, Inc. in the event he could be deemed to be a controlling person of that firm as the result of his official positions with or ownership of its voting securities. The existence of such control is expressly disclaimed. Mr. Hawkins does not own directly or indirectly any securities covered by this statement for his own account. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Mr. Hawkins is the beneficial owner of any of the securities covered by this statement.


Item 4. Ownership:

     (a). Amount Beneficially Owned: (At 12/31/06)
          287,292,550 shares. This includes 180,946,421 shares of common stock and 106,346,129 shares of common stock underlying convertible bonds (10% Convertible Senior Notes due 2011) acquired in 2005. The common stock underlying these bonds is required to be included under SEC Rule 13d-3. * As of 12/31/06, the conversion rate on these bonds was 277.77 shares per $1,000 note, and this Schedule 13G has been prepared using the 12/31/06 conversion rate. As a subsequent event, on January 11, 2007, Southeastern agreed to exchange all of the 10% Convertible Senior Notes due 2011 owned by its clients for common stock at a ratio of 327.78 per $1,000 note.

     (b). Percent of Class:
          22.4%

          Above percentage is based on 1,283,071,202 shares of Common Stock outstanding (1,176,725,073 plus 106,346,129 shares deemed outstanding under SEC Rule 13d-3).

     (c). Number of shares as to which such person has:

          (i).   sole power to vote or to direct the vote:

                 83,397,827 shares. This includes 45,964,750 shares of common stock plus 37,433,077 shares underlying convertible bonds required to be included under SEC Rule 13d-3.

          (ii).  shared or no power to vote or to direct the vote:

                 Shared - 190,794,107 shares.

                 Securities owned by the following series of Longleaf Partners Funds Trust, an open-end management investment company registered under the Investment Company Act of 1940, as follows:

                 Longleaf Partners Fund - 142,718,105 shares (81,029,000 shares of common stock plus 61,689,105 shares underlying convertible bonds required to be included under SEC Rule 13d-3).

                 Longleaf Partners Small-Cap Fund - 48,076,002 shares

                 No Power to Vote - 13,100,616 shares. This includes 5,876,669 shares of common stock plus 7,223,947 shares underlying convertible bonds required to be included under SEC Rule 13d-3. This figure does not include 6,695,294 shares (4,700,000 shares of common stock plus 1,995,294 shares underlying convertible bonds) held by completely non-discretionary accounts over which the filing parties have neither voting nor dispositive power and for which the filing parties disclaim beneficial ownership.

          (iii). sole power to dispose or to direct the disposition of:

                 96,498,443 shares. This includes 51,841,419 shares of common stock plus 44,657,024 shares underlying convertible bonds required to be included under SEC Rule 13d-3.

          (iv). shared or no power to dispose or to direct the disposition of:

                 Shared - 190,794,107 shares.

                 Securities owned by the following series of Longleaf Partners Funds Trust, an open-end management investment company registered under the Investment Company Act of 1940, as follows:

                 Longleaf Partners Fund - 142,718,105 shares (81,029,000 shares of common stock plus 61,689,105 shares underlying convertible bonds required to be included under SEC Rule 13d-3).

                 Longleaf Partners Small-Cap Fund - 48,076,002 shares

                 No Power - 0 shares. This figure does not include 6,695,294 shares (4,700,000 shares of common stock plus 1,995,294 shares underlying convertible bonds) held by completely non-discretionary accounts over which the filing parties have neither voting nor dispositive power and for which the filing parties disclaim beneficial ownership.


Item 5. Ownership of Five Percent or Less of a Class:  N/A



Item 6. Ownership of More Than Five Percent on Behalf of Another
        Person:  N/A


Item 7. Identification and Classification of the Subsidiary Which
        Acquired the Security Being Reported on By the Parent
        Holding Company:  N/A


Item 8. Identification and Classification of Members of the Group:
        N/A


Item 9. Notice of Dissolution of Group:  N/A


Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                            Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: February 7, 2007

                              Southeastern Asset Management, Inc.

                              By  /s/ Andrew R. McCarroll
                              _______________________________________________
                              Andrew R. McCarroll
                              Vice President and General Counsel

                              Longleaf Partners Fund
                              By Southeastern Asset Management, Inc.

                              By  /s/ Andrew R. McCarroll
                              _______________________________________________
                              Andrew R. McCarroll
                              Vice President and General Counsel

                              O. Mason Hawkins, Individually

                                /s/ O. Mason Hawkins
                              _______________________________________________


                       Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13G with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13G. In evidence thereof, the undersigned hereby execute this Agreement as of February 7, 2007.


                              Southeastern Asset Management, Inc.

                              By  /s/ Andrew R. McCarroll
                              _______________________________________________
                              Andrew R. McCarroll
                              Vice President and General Counsel


                              Longleaf Partners Fund
                              By Southeastern Asset Management, Inc.

                              By  /s/ Andrew R. McCarroll
                              _______________________________________________
                              Andrew R. McCarroll
                              Vice President and General Counsel

                              O. Mason Hawkins, Individually

                                /s/ O. Mason Hawkins
                              _______________________________________________







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LVLT13G6.doc
SCHEDULE 13G - Level 3 Communications, Inc. ("Issuer")
Amendment #6
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LVLT13G6.doc